

December 20, 2010

Mr. B. Clyde Preslar
Chief Financial Officer
RailAmerica, Inc.
7411 Fullerton Street, Suite 300
Jacksonville, Florida 32256

      Re: **RailAmerica, Inc.**
               Form 10-K for the Year Ended December 31, 2009
               File No. 001-32579

Dear Mr. Preslar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General
1. Please include specific amounts for material items cited in your explanations of variances both in your Results of Operations discussion and your discussion of cash flows within Liquidity and Capital Resources, for clarity. That is, when variances in line items are the result of more than one factor and/or of offsetting factors, the impact of the individually significant factors should be quantified.

Results of Operations

Operating Expenses, page 29

2. We note from your tabular disclosure here that other operating expenses are accretive to your
    results of operations for the year ended December 31, 2009; however, the explanation on
    page 30 does not illustrate why. Please explain to us in your response and tell us how an
    aggregate credit balance resulted from your 2009 operations. Consider providing specific
    amounts for each major source cited for clarity.

Discontinued Operations, page 31

3. We note from your disclosure here that in December 2009, you terminated the lease of the
    Ottawa Valley Railroad line and, as a result, recorded a gain on disposal in discontinued
    operations in the fourth quarter of 2009 of $26.8 million, or $4.1 million after tax, and that
    the high tax rate on the gain on disposal reflects the U.S. taxes on the distribution of OVRR's
    Canadian earnings, which were previously considered to be reinvested in Canada.   Given the
    October 2010 announcement of a new long-term operating agreement with Canadian Pacific
    for a portion of this line and the reclassification to operations as disclosed on page 6 in your
    Form 10-Q for the Quarterly Period Ended September 30, 2010, please tell us how, if at all,
    the amount of or manner in which the net gain was recorded will change, aside from the
    reclassification of these amounts from discontinued operations to operations. Please include
    the material terms of the new operating agreement with your response. Address any tax
    implications of this development, if applicable.

4. As a related matter, please tell us how the pretax net gain on disposal was calculated.
    Identify and quantify any significant assets and liabilities that were disposed of, as
    applicable. We assume that no long-lived assets were subsequently reclassified as held for
    use. Please confirm supplementally or advise.

Liquidity and Capital Resources, page 36

5. Given the significance of your annual capital expenditures related to road assets, please
    consider disclosing the amounts of your capital expenditures by major road asset category
    (e.g., rail, ties, ballast), as well as information regarding the number of track miles of rail
    replaced, the number of crossties replaced, the number of new track miles of rail installed,
    the number of new crossties installed, and the number of track miles of rail resurfaced (e.g.,
    ground). Please consider (i) utilizing tables to present the aforementioned information and
    (ii) providing narrative disclosure that addresses any significant variances in the information
    provided in your tables.

6. Please quantify for us the amount of costs that you have capitalized in connection with the
    replacement of road assets, although such costs were not contemplated by your original
    capital budget (e.g., unplanned capital expenditures related to the occurrence of casualty
    events). To the extent that such costs are material, please expand your MD&A disclosure to
    discuss the amounts capitalized and the underlying reasons why such costs were incurred.

Critical Accounting Policies and Use of Estimates, page 41; and
Note 1 – Summary of Significant Accounting Policies, Property Plant and Equipment, page F-8; and
Note 7 – Property and Equipment, page F-25

7. Given the importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe clear and transparent disclosure about how you account for these assets is important to investors. Following are disclosures that should be included in the significant accounting policies described in the notes to your financial statements or in the critical accounting estimates portion of your Management's Discussion and Analysis of Financial Condition and Results of Operations, as appropriate.

    Determination of estimated service lives

    •   Given that individual assets are not separately depreciated under the group method of depreciation, disclose how service lives are determined;
    •   Whether and how often depreciation studies are performed;
    •   A description of what a depreciation study is, how they are performed (method and sources of data), the frequency with which they are performed, and the key factors involved in such studies (e.g., analysis of historical use and retirements of assets, expected salvage value to be received upon retirement, etc.);
    •   If known, key factors reasonably likely to cause significant changes in estimated service lives.

    Accounting for retirement or replacement of depreciable property

    •   In addition to your disclosure that normal sale or retirement of track assets results in no gain or loss recognized and that cost less net salvage value is charged to accumulated depreciation on page F-8, you should also discuss the method of accounting for abnormal retirements and replacements, including that gains or losses are recognized in earnings;
    •   How you distinguish between normal and abnormal retirements;
    •   The method of estimating the historical cost of retired or replaced property and why estimates are used in place of actual historical cost (e.g., impracticality of tracking individual assets);
    •   The types of assumptions involved in your historical cost estimates. For example, if estimates of historical cost are based on a deflation of current replacement costs, disclose that the source of inflation factors, why such inflation factors are appropriate, and that the assumptions include the age of retired assets;
    •   Quantification of the amounts of gains or losses recognized in earnings and charged to accumulated depreciation due to abnormal and normal replacement or retirements, respectively.

Accounting for maintenance-related activities

- Quantification of maintenance costs expensed as incurred
- To the extent costs are not expensed as incurred, disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and quantification of amounts capitalized in each period presented.
- As a related matter, please tell us in your response whether you capitalize the cost of certain repair and maintenance activities such as rail grinding, shoulder ballast cleaning, etc.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief